EXHIBIT (a)(6)


                  Text of Press Release Dated October 27, 1995

FOR IMMEDIATE RELEASE              CONTACT:  Weston B. Wetherell
                                             (708) 684-6360

                  VAN KAMPEN MERRITT PRIME RATE INCOME TRUST
               COMPLETES CASH TENDER OFFER FOR ITS COMMON SHARES

          OAKBROOK TERRACE, IL, October 27, 1995 -- Van Kampen Merritt Prime Rate Income Trust announced today the final results of its cash tender offer for approximately seven percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard time, on October 13, 1995.

          The Trust said that 4,610,249 common shares, or approximately
1.5 percent of the Trust's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 4,610,249 of the common shares tendered were purchased in their entirety at a price of $10.04 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed on or about October 16, 1995.

          As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

          The Trust commenced operations on October 5, 1989 and had total net assets of approximately $3,080,695,684 as of October 23, 1995.

          Van Kampen American Capital, Inc. (Van Kampen American Capital) is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and over $54 billion under management or supervision. Van Kampen American Capital's more than 36 open-end and 38 closed-end funds and more than 2,800 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen American Capital is owned by its management and a fund managed by the investment firm of Clayton, Dubilier & Rice, Inc.